Exhibit 99.30

CONSENT OF EXPERT

In connection with the Registration Statement on Form 40-F of Osisko Gold Royalties Ltd (“Osisko”) filed with the United States Securities and Exchange Commission (the “Form 40-F”), I, Luc Lessard, Eng., hereby consent to the use of my name in connection with the reference to certain scientific and technical information as set out under the heading “Material Mineral Project - The Canadian Malartic Properties NSR” with respect to the Canadian Malartic Properties in the Annual Information Form for the fiscal year ended December 31, 2015 filed as an exhibit to the Form 40-F.

By:      /s/ Luc Lessard, Eng.
Name: Luc Lessard, Eng.

June 27, 2016